UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-40238

SANTECH HOLDINGS LIMITED

Level 15, AIA Central, No.1 Connaught Road Central

Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

As previously reported, on November 21, 2024, The Nasdaq Stock Market LLC (“Nasdaq”) notified Santech Holdings Limited (the “Company”) that since the Company had not yet filed its Form 20-F for the year ended June 30, 2024 (the “Form 20-F”), it no longer complied with the periodic filing requirement for The Nasdaq Stock Market pursuant to Listing Rule 5250(c)(1) (the “Rule”). Following a comprehensive review and assessment of the materials submitted by the Company, on February 6, 2025, Nasdaq Staff has determined to grant an exception to enable the Company to regain compliance with the Rule. The terms of the exception require the Company to file the Form 20-F by May 14, 2025, as mandated by the Rule. The Company subsequently submitted the Form 20-F on May 13, 2025.

On May 20, 2025, the Company received a letter from Nasdaq notifying the Company that, based on the May 13, 2025 filing of the Form 20-F, Nasdaq has determined that the Company complies with the Rule. Accordingly, the matter has been closed.

A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

Exhibits

99.1	Press release dated May 27, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Santech Holdings Limited

	By:	/s/ Lawrence Lok
	Name:	Lawrence Lok
	Title:	Chairman and CEO

Date: May 27, 2025